EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions Except Ratios)

YEAR ENDED DECEMBER, 31	2007	2006	2005	2004	2003
EARNINGS
Income from Operations before Income Taxes	$952.1	$1,239.5	$985.7	$892.9	$380.1
Total Fixed Charges	86.5	107.5	105.8	125.2	143.5

Total Earnings	1,038.6	1,347.0	1,091.5	1,018.1	523.6

FIXED CHARGES
Interest	64.8	89.2	86.5	105.8	125.6
Interest Factor of Rent Expense	17.8	16.1	17.2	17.0	16.4
Amortization of Deferred Debt Expense	3.9	2.2	2.1	2.4	1.5

Total Fixed Charges	$86.5	$107.5	$105.8	$125.2	$143.5

RATIO OF EARNINGS TO FIXED CHARGES	12.01	12.53	10.32	8.13	3.65